Exhibit (a)(5)(iii)

FOR IMMEDIATE RELEASE

Shareholder Contact:
1-800-221-5672

             ALLIANCEBERNSTEIN NATIONAL MUNICIPAL INCOME FUND, INC.
              AND ALLIANCE CALIFORNIA MUNICIPAL INCOME FUND, INC.
              ANNOUNCE FINAL RESULTS OF TENDER OFFERS FOR AUCTION
            PREFERRED SHARES AND OFFERING OF VARIABLE RATE
                         MUNIFUND TERM PREFERRED SHARES

NEW YORK, NY September 1, 2015. AllianceBernstein National Municipal Income Fund, Inc. ("ANMIF" - NYSE: AFB) and Alliance California Municipal Income Fund, Inc. ("ACMIF" - NYSE: AKP) (each, a "Fund" and together, the "Funds") each announced today the final results for each Fund's tender offer of up to 100% of its outstanding auction preferred shares ("APS"), at a price equal to 94% of the liquidation preference of $25,000 per share (or $23,500 per share), plus any unpaid dividends accrued through the termination date of the tender offer. The tender offers expired on Monday, August 24, 2015 at 5:00 p.m. New York City time. All shares that were validly tendered and not withdrawn during the offering period have been accepted for payment.

Each Fund has accepted for payment, with respect to ANMIF, 1,783 Series M APS, 1,004 Series T APS, 1,971 Series W APS and 1,246 Series TH APS, and, with respect to ACMIF, 680 Series M APS and 1,027 Series T APS. The shares accepted represent, with respect to ANMIF, approximately 67% of outstanding Series M APS, approximately 61% of outstanding Series T APS, approximately 74% of outstanding Series W APS and approximately 47% of outstanding Series TH APS, and, with respect to ACMIF, approximately 47% of outstanding Series M APS and approximately 71% of outstanding Series T APS. In aggregate ANMIF has accepted for payment 6,004 APS, which represent approximately 62% of its outstanding APS. ACMIF has accepted for payment 1,707 APS, which represent approximately 59% of its outstanding APS.

Payment for such shares will be made on September 2, 2015. APS that were not tendered will remain outstanding.

Each Fund also announced today that it completed a private offering of Variable Rate MuniFund Term Preferred Shares ("VMTPS"), liquidation preference $25,000 per share. ANMIF issued and sold 5,644 VMTPS in its offering, and ACMIF issued and sold 1,605 VMTPS in its offering. The net proceeds from the offering have been used to repurchase the APS that have been accepted for payment pursuant to the tender offer.

Any questions about the tender offers can be directed to Georgeson Inc., each Fund's information agent for its offer at toll free (866) 431-2096.

This release is not a prospectus, circular or representation intended for use in the purchase or sale of Fund shares. Shares of the Funds are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the Funds involve investment risk, including possible loss of principal. For more complete information about each Fund, including risks, charges, and expenses, please see the Fund's annual and semi-annual shareholder reports.

ANMIF and ACMIF are closed-end U.S.-registered management investment companies advised by AllianceBernstein L.P. with assets of approximately $657 million and $199 million, respectively, as of August 31, 2015.